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                                                                   June 30, 2001


Mr. Andris Gravitis
288 Mary Street
Oakville, Ontario L6K 3V4

Dear Mr. Gravitis:

     By letter agreement dated April 30, 2001, IVP Technology Corporation (the "Company") agreed to settle the amount outstanding to you for services rendered by June 28, 2001, the terms of which you agreed to by countersigning that letter agreement. Since the date of that letter, the Company has not been able to secure financing or other funds to satisfy its compensation obligations to you in cash. Accordingly, as is the Company's right in that letter agreement, the Company hereby satisfies its outstanding compensation obligation to you by issuing 2,500,000 shares (the "Shares") of common stock registered on Form S-8 which shares are valued in the aggregate at approximately $200,000, based upon the closing bid price per share on June 28, 2001.

     The actual amount of the proceeds you generate from the sale of the Shares shall be deducted from the amount owed to you as of the date hereof. Certificates evidencing the Shares will be delivered to you after the Shares have been registered as described in the April 30, 2001 letter.



                                           Very truly yours,

                                           /s/ John Maxwell
                                           ----------------------------------
                                           John Maxwell
                                           President, IVP Technology Corporation